                                       --------------------------------------
FORM 3                                              OMB APPROVAL
                                       --------------------------------------
                                         OMB Number:              3235-0104
                                         Expires:          October 31, 2001
                                         Estimated average burden
                                         hours per response ........... 0.5
                                       --------------------------------------


                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person

   Specialty Acquisition Corp.
-----------------------------------------------------------
   (Last)               (First)              (Middle)

   c/o Kane Kessler, P.C.
   1350 Avenue of the Americas, 26th Floor
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                        (Street)

   New York                 NY                10019
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   (City)                (State)              (Zip)

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2. Date of Event Requiring Statement (Month/Day/Year)


   May 4, 2001
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3. IRS or Social Security Number of Reporting Person (Voluntary)


   --
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4. Issuer Name and Ticker or Trading Symbol


   Specialty Catalog Corp. (CTLG)
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5. Relationship of Reporting Person to Issuer
   (check all applicable)

   [ ] Director
   [X] 10% Owner
   [ ] Officer (give title below)
   [ ] Other (specify below)


   --------------------------------------------------

   --------------------------------------------------

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6. If Amendment, Date of Original (Month/Day/Year)



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7. Individual or Joint/Group Filing
   (Check Applicable Line)

   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

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                                                                         Page 1

                             TABLE I--NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
--------------------------------------------------------------------------------------------------------------------
 1. Title of Security   2. Amount of Securities   3. Ownership         4. Nature of Indirect Beneficial Ownership
    (Instruction 4)        Beneficially Owned        Form: Direct         (Instr. 5)
                           (Instr. 4)                (D) or Indirect
                                                     (I) (Instr. 5)
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
 Common Stock, par                 See Note 1            See Note 1       See Note 1
 value $0.01 per share
--------------------------------------------------------------------------------------------------------------------

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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the Form is filed by more than one reporting person, See Instruction 5(b)(v).

       TABLE II--DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
----------------------------------------------------------------------------------------------------------------------------------
  1. Title of Derivative   2. Date Exer-         3. Title and Amount of Securities   4. Conver-      5. Owner-     6. Nature of
     Security (Instr. 4)      cisable and           Underlying Derivative Security      sion or         ship          Indirect
                              Expiration            (Instr. 4)                          Exercise        Form of       Beneficial
                              Date              -----------------------------------     Price of        Deriv-        Ownership
                              (Month/Day/Year)                                          Deriv-          ative         (Instr. 5)
                          ---------------------                           Amount        ative           Security:
                                                                          or            Security        Direct
                           Date         Expira-          Title            Number                        (D) or
                           Exer-        tion                              of                            Indirect
                           cisable      Date                              Shares                        (I)
                                                                                                        (Instr. 5)
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
Stock Options (Right to    See Note 1   See Note 1      See Note 1        See Note 1    See Note 1      See Note 1     See Note 1
Buy)
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----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*If the Form is filed by more than one reporting person, See Instruction
5(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this Form are not required to respond unless the form displays a currently valid OMB Number.


          SPECIALTY ACQUISITION CORP.


          By: /s/ Guy Naggar                                  May 14, 2001
              ----------------------------------------     ------------------
              ** Signature of the Reporting Person                 Date
              Name: Guy Naggar
              Title: President

                              Attachment to Form 3


         The following persons filed a Schedule 13D with the Securities and Exchange Commission on May 11, 2001 (the "13D Filers"):

1. First Global Holdings Limited ("First Global"), Geneva Place, 2nd Floor, Wickham's Cay, P.O. Box 3339, Road Town, Tortola, British Virgin Islands.

2. Ionic Holdings LDC ("Ionic"), First Home Tower, British American Center, George Town, Grand Cayman, Cayman Islands.

3. Oracle Investments and Holdings Limited ("Oracle"), Geneva Place, 2nd Floor, Wickham's Cay, P.O. Box 3339, Road Town, Tortola, British Virgin Islands.

4. Three Greens Holdings Limited ("Three Greens"), Geneva Place, 2nd Floor, Wickham's Cay, P.O. Box 3339, Road Town, Tortola, British Virgin Islands.

5. Guy Naggar, c/o Dawnay, Day & Co. Ltd., 15 Grosvenor Gardens, London, England SW1W OBD.

6. Alexander Enterprise Holding Corp. ("Alexander"), 801 Brickell Avenue, Suite 2580, Miami, FL 33131.

7. Specialty Acquisition Corp., c/o Kane Kessler, P.C., 1350 Avenue of the Americas, 26th Floor, New York, NY 10019

8. Marion Naggar Children's Settlement, La Motte Chambers, St Helier, Jersey, Channel Islands JE1 1BJ.

9. GA Naggar 1982 Settlement, La Motte Chambers, St Helier, Jersey, Channel Islands JE1 1BJ.

10. Abacus (C.I.) Limited, La Motte Chambers, St Helier, Jersey, Channel Islands JE1 1BJ.

11. Abacus Trustees (Jersey) Limited, La Motte Chambers, St Helier, Jersey, Channel Islands JE1 1BJ.

12.      Nicolas Berggruen, 499 Park Avenue, New York, New York 10022.

Each of the 13D Filers listed in items 1 through 6 above shall hereinafter be referred to as the "Stockholders."

         Explanation of Responses:

         Note 1

         On May 4, 2001, a special committee of the board of directors of the Issuer approved, and the Issuer and Specialty Acquisition Corp. ("SAC") entered into, an Agreement and Plan of Recapitalization and Merger (the "Merger Agreement") providing that, upon the terms and subject to the conditions thereof, SAC will merge with and into the Issuer (the "Merger") with the Issuer continuing as the surviving corporation.

         Immediately prior to the signing of the Merger Agreement, on May 4, 2001, the Stockholders entered into a stockholders agreement pursuant to which simultaneously with the closing of the transactions contemplated by the Merger Agreement and immediately prior to the Merger, each of the Stockholders, together with additional stockholders who execute a transfer agreement, shall purchase additional shares of common stock of SAC by (i) contributing to SAC any or all of their shares of common stock of the Issuer, owned by each stockholder,
(ii) making an additional cash contribution to SAC; or (iii) a combination of
(i) and (ii) above, in accordance with the terms and conditions of subscription agreements to be entered into by the Issuer and each of the respective stockholders of SAC.

         As a result of the execution of such stockholders agreement, SAC may be deemed to have beneficial ownership over 1,513,709 shares of common stock and options to purchase 3,600 shares of common stock of the Issuer. SAC disclaims beneficial ownership of any securities covered by this statement and this filing shall not be deemed an admission that SAC is, for the purposes of Section 16 of the Securities Exchange Act of 1934 or otherwise, the beneficial owner of any securities covered by this statement.

         First Global disclaims beneficial ownership of any shares owned by Oracle, Three Greens, or Ionic. Oracle disclaims beneficial ownership of any shares owned by First Global, Three Greens, or Ionic. Ionic disclaims beneficial ownership of any shares owned by Oracle, Three Greens, or First Global. Three Greens disclaims beneficial ownership of any shares owned by Oracle, Ionic, or First Global. Alexander and Mr. Berggruen disclaim beneficial ownership of any shares held by any of the other 13D Filers.



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